Exhibit 99.1

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Unaudited Interim Condensed Consolidated Statement of Financial Position

As of June 30, 2019 and December 31, 2018

In millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	Note	2019 (1,2)	2019(2)	2018
ASSETS
CURRENT ASSETS
Cash and cash equivalents	5	$3,669	Ps.70,472	Ps.62,047
Investments	6	1,111	21,340	30,924
Trade accounts receivables, net	7	1,364	26,222	28,164
Inventories	8	1,949	37,438	35,686
Recoverable taxes		887	17,037	16,488
Other current financial assets		51	972	878
Other current assets		202	3,875	3,420

Total current assets		9,233	177,356	177,607

NON CURRENT ASSETS
Equity accounted investees	10	4,938	94,855	94,315
Property, plant and equipment, net	11	5,766	110,750	108,602
Right-of-use assets, net	12	2,619	50,307	—
Intangible assets, net	13	7,711	148,116	145,610
Deferred tax assets		926	17,787	16,543
Other non-current financial assets		1,167	22,423	23,387
Other non-current assets		542	10,419	10,317

Total non-current assets		23,669	454,657	398,774

TOTAL ASSETS		$32,902	Ps.632,013	Ps.576,381

LIABILITIES AND EQUITY CURRENT LIABILITIES
Bank loans and notes payable	15	$201	Ps.3,866	Ps.2,436
Current portion of debt	15	859	16,494	11,238
Current portion of lease liabilities	12	308	5,919	—
Interest payable		39	747	964
Trade payable		2,781	53,420	52,101
Accounts payable		932	17,902	13,568
Taxes payable		555	10,668	12,264
Other current financial liabilities	21	928	17,818	8,893

Total current liabilities		6,603	126,834	101,464

NON-CURRENT LIABILITIES
Bank loans and notes payable	15	5,357	102,900	114,990
Long-term lease liabilities	12	2,365	45,426	—
Post-employment benefits		247	4,744	4,699
Deferred tax liabilities		288	5,529	5,886
Other non-current financial liabilities	21	146	2,796	2,232
Provisions and other non-current liabilities	21	627	12,062	11,568

Total non-current liabilities		9,030	173,457	139,375

TOTAL LIABILITIES		15,633	300,291	240,839

EQUITY
Controlling interest:
Capital stock		174	3,348	3,348
Additional paid-in capital		1,377	26,445	26,850
Retained earnings		11,342	217,869	217,802
Other comprehensive income		354	6,802	9,053

Total controlling interest		13,247	254,464	257,053

Non-controlling interest	17	4,022	77,258	78,489

TOTAL EQUITY		17,269	331,722	335,542

TOTAL LIABILITIES AND EQUITY		$32,902	Ps.632,013	Ps.576,381

(1)	Convenience translation to U.S. dollars ($) – See Note 2.2.3
(2)	The Company initially adopted IFRS 16 at January 1st, 2019 using the modified retrospective method under which the comparative information is not restated. – See Note 2.4.1

The accompanying notes are an integral part of these unaudited interim condensed consolidated statement of financial position.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Unaudited Interim Condensed Consolidated Income Statements

For the six-month period ended June 30, 2019 and 2018.

In millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.), except for earnings per share amounts.

	Note	2019 (1,2)	2019 (2)	2018 (3,4)
Net sales	24	$12,688	Ps.243,715	Ps.226,593
Other operating revenues		34	656	346

Total revenues		12,722	244,371	226,939
Cost of goods sold		7,995	153,579	143,652

Gross profit		4,727	90,792	83,287

Administrative expenses		496	9,519	8,513
Selling expenses		3,071	58,992	55,299
Other income		41	784	605
Other expenses		120	2,303	1,867
Interest expense		363	6,970	4,878
Interest income		80	1,528	1,254
Foreign exchange loss (gain), net		98	1,879	(701)
Monetary position gain, net		—	2	—
Market value loss on financial instruments		1	20	326

Income before income taxes from continuing operations and share of profit in equity accounted investees		699	13,423	14,963
Income taxes	20	214	4,109	4,821
Share in the profit of equity accounted investees, net of tax		159	3,052	2,999

Net income from continuing operations		644	12,366	13,141
Net income from discontinued operations		—	—	166

CONSOLIDATED NET INCOME		644	12,366	13,307

Controlling interest from continuing operations		450	8,639	9,718
Controlling interest from discontinued operations		—	—	132
Non-controlling interest from continuing operations		194	3,727	3,423
Non-controlling interest from discontinued operations		—	—	34

CONSOLIDATED NET INCOME		$644	Ps.12,366	Ps.13,307

Basic earnings per share from continuing operations
Per series “B” share	19	$0.02	Ps. 0.43	Ps. 0.48
Per series “D” share	19	0.03	0.54	0.61
Basic earnings per share from discontinued operations
Per series “B” share	19	—	—	0.01
Per series “D” share	19	—	—	0.01
Diluted earnings per share from continuing operations
Per series “B” share	19	0.02	0.43	0.48
Per series “D” share	19	0.03	0.54	0.61
Diluted earnings per share from discontinued operations
Per series “B” share	19	—	—	0.01
Per series “D” share	19	—	—	0.01

(1)	Convenience translation to U.S. dollars ($) – See Note 2.2.3
(2)	The Company initially adopted IFRS 16 at January 1st, 2019 using the modified retrospectively effect method under which the comparative information is not restated. – See Note 2.4.1
(3)	Revised to reflect the discontinued Philippines operations of Coca-Cola FEMSA – See Note 4.2.1
(4)

The information herein was not restated with the adjustment, which was not material, to reflect the financial information of its subsidiary in Argentina that operates in a hyperinflationary economic environment.

The accompanying notes are an integral part of these unaudited interim condensed consolidated income statements.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income

For the six-month period ended June 30, 2019 and 2018.

In millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	Note	2019 (1)	2019	2018 (2,3)
CONSOLIDATED NET INCOME		$644	Ps.12,366	Ps.13,307

Items that will be reclassified to consolidated net income in subsequent periods, net of tax:
Valuation of the effective portion of derivative financial instruments		(26)	(502)	(1,310)
Income (loss) on hedge of a net investment in foreign operations		25	472	654
Exchange differences on the translation of foreign operations and equity accounted investees		27	520	(1,142)
Share of other comprehensive loss of equity accounted investees	10	(180)	(3,450)	(9,023)

Total items that will be reclassified		(154)	(2,960)	(10,821)

Items that will not to be reclassified to consolidated net income in subsequent periods, net of tax:
Remeasurements of the net defined benefit share of other comprehensive in equity accounted investees		(14)	(271)	130
Remeasurements of the net defined benefit liability		(3)	(53)	342

Total items that will not be reclassified		(17)	(324)	472

Other items of comprehensive loss, net of tax		(171)	(3,284)	(10,349)

Consolidated comprehensive income, net of tax		$473	Ps. 9,082	Ps. 2,958

Controlling interest comprehensive income		334	6,388	3,771

Non-controlling interest comprehensive income (loss)		139	2,694	(813)

Consolidated comprehensive income, net of tax		$473	Ps. 9,082	Ps. 2,958

Out of which:
Controlling comprehensive income from continuing operations, net of tax		$333	Ps. 6,388	Ps. 3,693
Controlling comprehensive income from discontinued operations, net of tax		—	—	78
Non-controlling comprehensive income (loss) from continuing operations, net of tax		140	2,694	(901)
Non-controlling comprehensive income from discontinued operations, net of tax		—	—	88

(1)	Convenience translation to U.S. dollars ($) – See Note 2.2.3
(2)	Revised to reflect the discontinued operations of Coca-Cola FEMSA Philippines– See Note 4.2.1
(3)

The information herein was not restated with the adjustment, which was not material, to reflect the financial information of its subsidiary in Argentina that operates in a hyperinflationary economic environment.

The accompanying notes are an integral part of these unaudited interim condensed consolidated statements of comprehensive income.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

For the six-month period ended June 30, 2019 and 2018.

In millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	Notes	Capital Stock		Additional paid-in capital		Retained earnings		Fair value in equity financial instrument		Valuation of the effective portion of derivative financial instrument		Exchange differences and equity accounted investees		Remeasurements of the net defined benefit liability		Total controlling interest		Non- ontrolling interest		Total equity
Balances as of January 1st, 2018			3,348		26,808		201,868		—		2,618		18,207		(2,558)		250,291		86,621		336,912

Accounting standard adoption effects (IFRS 9), net of tax			—		—		(229)		—		—		—		—		(229)		(150)		(379)
Adoption of IAS 29 for Argentina			—		—		1,269		—		—		—		—		1,269		1,418		2,687

Adjusted balance at January 1st, 2018			3,348		26,808		202,908		—		2,618		18,207		(2,558)		251,331		87,889		339,220

Consolidated net income			—		—		9,850		—		—		—		—		9,850		3,457		13,307
Other comprehensive income (loss) gain, net			—		—		—		—		(909)		(5,609)		439		(6,079)		(4,270)		(10,349)

Total other comprehensive income (loss)			—		—		9,850		—		(909)		(5,609)		439		3,771		(813)		2,958
Dividends declared and paid	18		—		—		(9,220)		—		—		—		—		(9,220)		(3,713)		(12,933)
Share-based compensation plans			—		(110)		—		—		—		—		—		(110)		16		(94)
Contribution from non-controlling interest			—		—		—		—		—		—		—		—		461		461
Other movements in equity accounted investees, net	10		—		—		(86)		—		—		—		—		(86)		—		(86)

Balances as of June 30, 2018		Ps.	3,348	Ps.	26,698	Ps.	203,452	Ps.	—	Ps.	1,709	Ps.	12,598	Ps.	(2,119)	Ps.	245,686	Ps.	83,840	Ps.	329,526

	Notes	Capital Stock	Additional paid-in capital	Retained earnings	Fair value in equity financial instrument		Valuation of the effective portion of derivative financial	Exchange differences and equity accounted investees	Remeasurements of the net defined benefit liability		Total controlling interest	Non- controlling interest	Total equity
Balances as of January 1st, 2019		Ps.3,348	Ps.26,850	Ps.217,802	Ps.	(490)	Ps.1,891	Ps.9,218	Ps.	(1,566)	Ps.257,053	Ps.78,489	Ps.335,542

Consolidated net income		—	—	8,639		—		—		—	8,639	3,727	12,366
Other comprehensive loss, net		—	—	—		—	(89)	(1,843)		(319)	(2,251)	(1,033)	(3,284)

Total other comprehensive income (loss)		—	—	8,639		—	(89)	(1,843)		(319)	6,388	2,694	9,082
Dividends declared and paid	18	—	—	(9,695)		—	—	—		—	(9,695)	(3,925)	(13,620)
Share-based compensation plans		—	(405)	—		—	—	—		—	(405)	—	(405)
Other movements in equity accounted investees, net	10	—	—	1,123		—	—	—		—	1,123	—	1,123

Balances as of June 30, 2019		Ps.3,348	Ps.26,445	Ps.217,869	Ps.	(490)	Ps.1,802	Ps.7,375	Ps.	(1,885)	Ps.254,464	Ps.77,258	Ps.331,722

The accompanying notes are an integral part of these unaudited interim condensed consolidated statements of changes in equity.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the six-month period ended June 30, 2019 and 2018.

In millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	2019 (1,2)	2019 (2)		2018 (3,4)
OPERATING ACTIVITIES
Income before income taxes from discontinued operations	$—	Ps.	—	Ps. 527
Income before income taxes from continuing operations	$858		Ps.16,475	Ps.18,414

Non-cash items adjustments:
Operating expenses	59		1,129	581
Depreciation	593		11,394	6,995
Amortization	63		1,207	1,093
Loss (gain) on sale of long-lived assets	1		24	(83)
Disposal of long-lived assets	14		276	232
Share of the profit of equity accounted investees, net of taxes	(159)		(3,052)	(3,450)
Interest income	(80)		(1,528)	(1,254)
Interest expense	363		6,970	4,878
Foreign exchange loss (gain), net	98		1,879	(705)
Monetary position gain, net	—		(2)	—
Market value loss on financial instruments	1		20	326

Net cash flow from operating activities before changes in operating accounts	1,811		34,792	27,027
Trade accounts receivable and other current assets	99		1,906	3,666
Other current financial assets	(5)		(94)	(68)
Inventories	(10)		(200)	335
Derivative financial instruments	1		24	(4)
Trade accounts payable and other accounts	107		2,046	(249)
Other non-current liabilities	7		133	342
Other current financial liabilities	92		1,764	(556)
Employee benefits paid	(21)		(409)	(322)

Net cash generated from operations	2,081		39,962	30,171
Income taxes paid	(341)		(6,548)	(7,780)

Net cash generated by operating activities from discontinued operations	—		—	613

Net cash generated by operating activities from continuing operations	1,740		33,414	22,391

INVESTING ACTIVITIES
Acquisitions by Coca-Cola FEMSA, net of cash acquired	—		—	(5,990)
Other acquisitions, net of cash acquired	—		—	(307)
Other investments in equity accounted investees	(11)		(213)	(106)
Other acquisitions in FEMCO – Health Division, net of cash acquired	(186)		(3,576)	—
Sale (purchase) of investments	500		9,597	(49,784)
Interest received	78		1,507	1,255
Derivative financial instruments	(2)		(32)	(77)
Dividends received from equity accounted investees	95		1,834	1,836
Property, plant and equipment acquisitions	(477)		(9,157)	(8,615)
Proceeds from disposal of property, plant and equipment	17		334	168
Acquisition of intangible assets	(37)		(705)	(593)
Investment in other assets	(37)		(716)	(744)
Collections of other assets	2		41	275
Investment in other financial assets	(21)		(407)	(75)

Net cash used in investing activities from discontinued operations	—		—	(498)

Net cash used in investing activities from continuing operations	(79)		(1,492)	(62,758)

FINANCING ACTIVITIES
Proceeds from borrowings	152		2,921	13,686
Payments of bank loans	(394)		(7,561)	(3,828)
Interest paid	(178)		(3,419)	(3,420)
Derivative financial instruments	(55)		(1,048)	(1,570)
Dividends paid	(355)		(6,810)	(6,469)
Contributions from non-controlling interest	—		—	483

Interest paid on leases	(115)	(2,218)	—
Payments of leases	(106)	(2,031)	—
Other financing activities	(5)	(94)	(53)

Net cash used in financing activites from discontinued operations	—	—	(6)

Net cash used in financing activities from continuing operations	(1,056)	(20,260)	(1,171)

Increase (decrease) in cash and cash equivalents from continuing operations	605	11,661	(41,537)

Increase in cash and cash equivalents from discontinued operations	—	—	109

Cash and cash equivalents at the beginning of the period	3,230	62,047	96,944

Effects of exchange rate changes and inflation effects on cash and cash equivalents held in foreign currencies	(168)	(3,237)	(1,639)

Cash and cash equivalents at the end of the period	$3,667	Ps.70,471	Ps.53,876

(1)	Convenience translation to U.S. dollars ($) – See Note 2.2.3
(2)	The Company initially adopted IFRS 16 at January 1st, 2019 using the modified retrospectively effect method under which the comparative information is not restated. – See Note 2.4.1
(3)	Revised to reflect the discontinued Philippines operations of Coca-Cola FEMSA – See Note 4.2.1.
(4)

The information herein was not restated with the adjustments, which was not material, to reflect the financial information of its subsidiaries in Argentina that operate in a hyperinflationary economic environment.

The accompanying notes are an integral part of these interim condensed consolidated statements of cash flows.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

As of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Note 1. Company business

Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries (“FEMSA” or the Company), incorporated in 1936, is a public company established as a sociedad anónima bursátil de capital variable under the Mexican laws leading subsidiaries that are direct and indirect sub-holding companies in businesses in which the Company operates as beverage industry through Coca-Cola FEMSA; retail industry through FEMSA Comercio (“FEMCO”) Proximity, Fuel and Health Divisions; beer industry through the Heineken investment and other businesses.

The following is a description of the Company’s businesses, along with its interest ownership in each reportable segment for the six-month period ended June 30, 2019 and for the year ended December 31, 2018:

	% Ownership
Business	2019	2018	Activities
Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries (“Coca-Cola FEMSA”)	47.2% (1) (56.0% of the voting shares)	47.2% (1) (63.0% of the voting shares)	Production, distribution and marketing of certain
			Coca-Cola trademark beverages in Mexico, Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela, Brazil, Argentina and Uruguay (see Note 4). As of December 31, 2018, The Coca-Cola Company (“TCCC”) indirectly owns 27.8% of Coca-Cola FEMSA’s capital stock. In addition, shares representing 25% of Coca-Cola FEMSA’s capital stock are traded on the Bolsa Mexicana de Valores (Mexican Stock Exchange “BMV”) and on the New York Stock Exchange, Inc. (“NYSE”) in the form of American Depositary Shares (“ADS”).

FEMCO – Proximity Division (3)	100%	100%	Small-box retail chain format operations in Mexico, Colombia, Peru, United States, Chile, and Ecuador, mainly under the trade name “OXXO”.

FEMCO – Fuel Division	100%	100%	Retail service stations for fuels, motor oils, lubricants and car care products under the trade name “OXXO GAS” with operations in Mexico.

FEMCO – Health Division	Various (2)	Various (2)	Drugstores operations in Chile and Colombia, mainly under the trademark “Cruz Verde”, in Ecuador under the trademark “Fybecca” y “SanaSana”, and Mexico under various brands such as YZA, La Moderna and Farmacon.

Heineken investment	14.8%	14.8%	Heineken N.V. and Heineken Holding N.V. shares, which represents an aggregate of 14.8% economic interest in both entities (Heineken Group).

Other businesses	100%	100%	Companies engaged in the production and distribution of coolers, commercial refrigeration equipment, plastic cases, food processing, preservation and weighing equipment; logistic transportation and maintenance services to FEMSA’s subsidiaries and to third parties.

(1)	The Company controls Coca-Cola FEMSA’s relevant activities.
(2)

The former shareholders of Farmacias YZA hold a 18.6% stake in Cadena Comercial de Farmacias, S.A.P.I. de C.V., a subsidiary of FEMSA that holds all pharmacy business in Mexico (which we refer to as “CCF”). In addition, FEMCO – Health Division through one of its subsidiaries, Cadena Comercial de Farmacias Sudamérica, S.P.A., holds a 60% stake in Grupo Socofar.

(3)

In 2018, the Company made a change in its reporting segment previously named FEMCO – Retail Division in which the activities not directly related with FEMCO – Retail Division where eliminated from the Proximity stores, including restaurant and discount retail units, before including in this operating segment. The reclassified operations from this segments is now included in “Others”.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

As of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Note 2. Basis of Preparation

2.1 Statement of compliance

These condensed consolidated interim financial statements were prepared in accordance with International Accounting Standards — IAS 34 Interim Financial Reporting (“IAS 34”). They do not include all the information required for a complete set of IFRS financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of FEMSA since our last audited annual consolidated financial statements as of and for the year ended December 31, 2018.

The accompanying condensed consolidated balance sheets as of June 30, 2019, as well as the condensed consolidated statements of operations, comprehensive loss, cash flows and changes in equity for the six-month periods ended June 30, 2019 and 2018, and their related disclosures included in these notes, are unaudited.

This is the first set of the Company’s financial statements in which IFRS 16 has been applied. Changes to significant accounting policies are describe in Note 4.

These interim condensed consolidated financial statements and notes were approved by the Company’s Board of Directors on July 24, 2019; and were issued for incorporation on Form 6-K on September 26, 2019 and subsequent events have been considered through that date (see Note 25).

2.2 Basis of measurement and presentation

The consolidated financial statements have been prepared on historical cost basis, except for the following:

•	Derivative financial instruments.

•	Long-term notes payable on which fair value hedge accounting is applied.

•	Trust assets of post-employment and other long-term employee benefit plans.

The carrying values of assets and liabilities designated as hedged items in fair value hedges that would otherwise be carried at amortized cost are adjusted to record changes in the fair values attributable to the risks that are being hedged in effective hedge relationship.

The financial statements of subsidiaries whose functional currency is the currency of a hyperinflationary economy are restated in terms of the measuring unit at the end of the reporting period.

2.2.1 Presentation of consolidated income statement

The Company’s consolidated income statement classifies its related costs and expenses by function accordingly within the industry practices in which the Company operates.

2.2.2 Presentation of consolidated statements of cash flows

The Company’s consolidated statement of cash flows is presented using the indirect method.

2.2.3 Convenience translation to U.S. dollars ($)

The consolidated financial statements are stated in millions of Mexican pesos (“Ps.”) and rounded to the nearest million unless stated otherwise. However, solely for the convenience of the readers, the consolidated statement of financial position, as of June 30, 2019 the consolidated income statement, the consolidated statement of comprehensive income and consolidated statement of cash flows for the six-month period year ended June 30, 2019 were converted into U.S. dollars at closing exchange rate of 19.2089 Mexican pesos per U.S. dollar as published by the Federal Reserve Bank of New York as of June 30, 2019. This arithmetic conversion should not be construed as representation that amounts expressed in Mexican pesos may be converted into U.S. dollars at that or any other exchange rate.

As explained in Note 2.1 above, as of September 26, 2019 (the issuance date of these consolidated financial statements) the exchange rate was Ps. 19.4587 per U.S. dollar, a devaluation of 1% since June 30, 2019.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

As of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

2.3 Critical accounting judgments and estimates

For the application of the Company’s accounting policies, as described in Note 3, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if it affects only such period or in the current or subsequent periods of the revision if this affects both. In the process of applying the Company’s accounting policies, management has made the following judgements most significant effects are included on consolidated financial statements.

Critical accounting judgments and estimates applied to these condensed consolidated interim financial statement as of June 30, 2019 are the same as those mentioned in our last audited annual consolidated financial statements as of and for the year ended December 31, 2018, except for leases.

Leases

In preparing these consolidated financial statements, management has made judgements, estimates and assumptions that affect the application of the Company´s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis.

Information on assumptions and estimates that have a significant risk of resulting in an adjustment to the carrying value of right-of-use assets and lease liabilities, and related statement of income accounts, include the following:

•

If the Company is reasonably certain to exercise an option to extend a lease agreement or not to exercise an option to terminate a lease agreement before its termination date, considering all the facts and circumstances that create an economic incentive for the Company to exercise, or not, such options, taking into account whether the lease option is enforceable, when the Company has the unilateral right to apply the option in question.

•

Determination of the non-cancellable period for evergreen contracts and lifelong leases, considering whether the Company is reasonably certain to terminate the lease and/or estimating a reasonable period for the use of the asset, based on significant leasehold improvements made on the leased properties that provide reasonable certainty to the Company about the remaining period to obtain the benefits of such improvements on leased properties.

2.4 Application of recently issued accounting standards

The Company has applied the following amendments to IFRS during 2019:

2.4.1 IFRS 16 Leases

IFRS 16 supersedes International Accounting Standard (IAS) 17, Leases, International Financial Reporting Interpretation Committee (IFRIC) 4, Determining whether an Arrangement contains a Lease, Standard Interpretation Committee (SIC) 15, Operating Leases-Incentives and SIC 27, Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for most leases under a single on-balance sheet model, recognizing a right-of-use asset reflecting its right to use the underlying asset and a related lease liability for its obligation to make lease payments during the lease term. The Company has modified its accounting policy for lease contracts as a result of the standard adoption, acting only as a lessee, as detailed in Note 3.

Lessor accounting under IFRS 16 is substantially unchanged from IAS 17. Lessors will continue to classify leases as either operating or finance leases using similar principles as in IAS 17. Therefore, IFRS 16 did not have an impact for leases where the Group is the lessor.

The Company applied the modified retrospective approach, under which, the cumulative effect of initial application is recognized in retained earnings as from January 1st, 2019. The main changes on leases accounting policy is disclosed below.

•	Definition of a lease

Previously, the Company had determined at each contract inception whether an arrangement is or contains a lease under “IAS 17 – Leases” and “IFRIC 4 – Determining whether an arrangement contains a lease”. Under IFRS 16, the Company assesses whether a contract is or contains a lease based on the definition of a lease, as explained in Note 3.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

As of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

The Company elected to apply the transition practical expedient known as “Grandfather” which allows at the date of initial application to consider as a lease only those contracts previously identified as such in accordance with IAS 17 and IFRIC 4. Therefore, the definition of a lease under IFRS 16 applies only to those contracts entered into or modified on or after January 1st, 2019. The Company excludes all lease contracts with: (1) a remaining maturity of twelve months or less and, (ii) those leases with an underlying low value assets in absolute terms, considering at maximum amount that equals to $5,000 or its equivalent in other currencies.

•	Accounting as a lessee

As a lessee, the Company previously classified twelve month leases as either operating or finance leases based on its assessment of whether substantially all the rights and risk incidental to ownership of an asset are transferred from the lessor to the lessee. Under IFRS 16, the Company recognizes a right-of-use asset and a lease liability for all lease arrangements, excluding those that are considered as exceptions by the standard.

At transition date, the Company recognized a lease liability measured at the present value of the remaining lease payments during the non-cancellable period, discounted at the incremental borrowing rate of the Company as of January 1st, 2019. Right-of-use asset is measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.

The following practical expedients permitted by IFRS 16 were applied to lease contracts previously accounted for as operating leases under IAS 17 at the transition date only:

•	A single discount rate to a portfolio of leases with similar characteristics.

•	Not to recognize right-of-use assets and liabilities for leases with less than twelve months of lease term and leases of low-value items.

•	Exclude initial direct costs from measuring the right-of-use asset.

•	Use hindsight information when determining the lease term if the contract contains options to extend or terminate the lease.

The main effects in the relevant line items of FEMSA’s statement of financial position are disclose in the Note 12 to these Interim Condensed Consolidated Financial Statements.

Measuring lease liabilities for leases that were classified as operating leases, the following is a reconciliation of the discounted amounts of the operating lease commitments as of December 31, 2018 to the lease liability recognized upon adoption of IFRS 16:

	As of January 1, 2019
Operating lease commitments as of December 31, 2018	Ps.	50,546
Less: Commitments relating to short-term leases and low-value assets		699
Add: Commitments relating to leases previously classified as finance leases		373

Lease liabilities at the beginning of the period	Ps.	50,220

2.4.2 IFRIC 23 Uncertainty over income tax treatments

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 and does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The Interpretation specifically addresses the following:

a)	Whether an entity considers uncertain tax treatments separately,

b)	The assumptions an entity makes about the examination of tax treatments by taxation authorities,

c)	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, and:

d)	How an entity considers changes in facts and circumstances.

An entity must determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty should be followed. The interpretation is effective for annual reporting periods beginning on or after January 1st, 2019 and has been adopted in the preparing these Interim Condensed Consolidated Financial Statements.

The Company has performed a qualitative and quantitative evaluation of the potential impacts that will occur in the consolidated financial statements derived from IFRIC 23 adoption. Such evaluation includes the following the activities described below:

i)	Review of the Company’s policies through which tax treatments are revised and accounted, this includes evidence from business units delivered to external auditors.

ii)

Analysis of the tax memorandums prepared by the external tax advisor which support Company’s tax treatment over an uncertain tax position about a) how tax earnings (losses) are calculated, b) tax basis or losses are applied, c) tax credits not applied, and d) how tax rates in different jurisdictions are considered.

iii)

Documentation of the tax correspondence received in the Company’s business units by email and postal service in order to analyze any recent resolution adopted from the tax authority regarding tax positions,

iv)	Analysis of the tax position report of the Company on a monthly basis.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

As of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

The Company concluded that there were no significant impacts on the consolidated financial statements derived from the adoption of the IFRIC 23 Uncertainty over Income Tax Treatment. However, IFRIC 23 provides requirements that add to the requirements in IAS 12 Income taxes by specifying how to reflect the effects of uncertainty in accounting for income taxes, this will help the Company to strength the corporate policy in this matter.

Note 3. Significant Accounting Policies

The accounting policies that were applied to these consolidated condensed interim financial statements as of June 30, 2019, except for those newly issued financial reporting standards effective January 1st, 2019, are the same as those applied by FEMSA in its audited annual consolidated financial statements as at and for the year ended December 31, 2018.

The translation of assets and liabilities denominated in foreign currencies into Mexican pesos is for consolidation purposes and does not indicate that the Company could realize or settle the reported value of those assets and liabilities in Mexican pesos. Additionally, this does not indicate that the Company could return or distribute the reported Mexican peso value in equity to its shareholders.

		Exchange Rates of Local Currencies Translated to Mexican Pesos (1)
	Functional /	Average Exchange Rate as of June 30,		Exchange Rate as of December
Country or Zone	Recording Currency	2019	2018	2019	2018
Guatemala	Quetzal	2.49	2.56	2.49	2.54
Costa Rica	Colon	0.03	0.03	0.03	0.03
Panama	U.S. dollar	19.17	19.24	19.17	19.68
Colombia	Colombian peso	0.01	0.01	0.01	0.01
Nicaragua	Cordoba	0.59	0.62	0.58	0.61
Argentina	Argentine peso	0.46	0.73	0.45	0.52
Brazil	Reais	4.99	5.29	5.00	5.08
Chile	Chilean peso	0.03	0.03	0.03	0.03
Euro Zone	Euro (€)	21.66	22.71	21.86	22.54
Peru	Nuevo Sol	5.77	5.85	5.83	5.83
Ecuador	U.S. dollar	19.17	19.24	19.17	19.68
Philippines	Philippine peso	—	0.37	—	0.37
Uruguay	Uruguayan peso	0.57	0.63	0.54	0.61

(1)	Exchange rates published by the Central Bank of each country where the Company operates.

3.1 Recognition of the effects of inflation in countries with hyperinflationary economic environments

The Company recognizes the effects of inflation on the financial information of its subsidiaries that operates in hyperinflationary economic environments (when cumulative inflation of the three preceding years is approaching, or exceeds, 100% or more in addition to other qualitative factors).

As of June 30, 2019 and December 31, 2018, the operations of the Company are classified as follows:

Country	Cumulative Inflation 2017-2019	Type of Economy	Cumulative Inflation 2016-2018	Type of Economy
Mexico	15.9%	Non-hyperinflationary	15.7%	Non-hyperinflationary
Guatemala	12.9%	Non-hyperinflationary	12.2%	Non-hyperinflationary
Costa Rica	6.1%	Non-hyperinflationary	5.7%	Non-hyperinflationary
Panama	1.4%	Non-hyperinflationary	2.1%	Non-hyperinflationary
Colombia	11.0%	Non-hyperinflationary	13.4%	Non-hyperinflationary
Nicaragua	15.0%	Non-hyperinflationary	13.1%	Non-hyperinflationary
Argentina	145.0%	Hyperinflationary	158.4%	Non-hyperinflationary
Brazil	10.8%	Non-hyperinflationary	25.0%	Non-hyperinflationary
Philippines	—	Non-hyperinflationary	11.9%	Non-hyperinflationary
Euro Zone	4.5%	Non-hyperinflationary	2.7%	Non-hyperinflationary
Chile	7.9%	Non-hyperinflationary	9.7%	Non-hyperinflationary

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

As of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Country	Cumulative Inflation 2017-2019	Type of Economy	Cumulative Inflation 2016-2018	Type of Economy
Peru	6.8%	Non-hyperinflationary	9.3%	Non-hyperinflationary
Ecuador	0.6%	Non-hyperinflationary	30.3%	Non-hyperinflationary
Uruguay	21.9%	Non-hyperinflationary	25.3%	Non-hyperinflationary

Note 4. Mergers, Acquisitions and Disposals

4.1 Other mergers and acquisitions

The Company has consummated certain mergers and acquisitions during the six-month periods ended June 30, 2019 and 2018; which were recorded using the acquisition method of accounting. The results of operations from these business combinations have been included in the condensed consolidated financial statements since the date on which the Company obtained control of the business, as disclosed below. Therefore, the condensed consolidated income statements and the condensed consolidated statements of financial position in the period of such acquisitions are not comparable with previous periods. The condensed consolidated statements of cash flows for the six-month period ended June 30, 2019, show the cash outflow and inflow for the merged and acquired operations net of the cash acquired related to those mergers and acquisitions.

For the six-month period ended June 30, 2019, the Company completed acquisitions which in the aggregate amounted to Ps. 3,576. These acquisitions were primarily related to 100% of the GPF, completed as of April 30, 2019, a leading drugstore operator based in Quito, Ecuador, with almost 90 years of solid trajectory, operating more than 620 points of sale nationwide mainly under the Fybeca and SanaSana banners.

The Company finalized the allocation of the purchase price to the fair values of the identifiable assets acquired and and liabilities assumed for acquisitions with no significant difference to figures included in its audited annual consolidated financial statements as at and for the year ended December 31, 2018, primarily related to the following: (1) Acquisition of 100% of the Guatemalan Company Alimentos y Bebidas del Atlántico, S.A. (“ABASA”), included in the Company results since May, 2018; (2) Acquisition of 100% of Comercializadora y Distribuidora Los Volcanes S.A. (“Los Volcanes”) included in the Company’ consolidated results beginning on May, 2018; and (3) Acquisition of 100% of Montevideo Refrescos S.R.L. (“MONRESA”) which is included in the consolidated financial results beginning on July 2018; and (4) On May 22, 2018, the Company acquired an additional 10% its participation in Café del Pacífico, S.A.P.I. de C.V. (“Caffenio”), reaching a controlling interest of 50% of ownership, through an agreement with other shareholders assuming control of the subsidiary.

4.2. Disposals

4.2.1 Discontinued operations (Coca-Cola FEMSA Philippines)

On August 16, 2018, Coca-Cola FEMSA announced its decision to exercise the put option to sell its 51% stake in CCFPI to The Coca-Cola Company. Such decision was approved by the Company’s board on August 6, 2018. Consequently beginning August 31, 2018 CCFPI had been classified as an asset held for sale and its operations as a discontinued operation in the financial statements for December 31, 2017 and 2018. Previously CCFPI represented the Asia division and was considered an independent segment until December 31, 2017. Coca-Cola FEMSA Philippines operations was sold on December 13, 2018. The accompanying unaudited interim condensed consolidated statements of income, comprehensive income and cash flows for the six month period ended June 30, 2018 have been revised to reflect the discontinued operations of CCFPI.

Note 5. Cash and Cash Equivalents

Includes cash on hand and in bank deposits and cash equivalents, which are short-term, highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value, with a maturity date of three months or less at their acquisition date. Cash and cash equivalents at the end of the reporting period as shown in the consolidated statements of financial position and cash flows is comprised of the following:

	June 30, 2019		December 31, 2018
Cash and bank balances	Ps.	38,148	Ps.	31,768
Cash equivalents		32,324		30,279

	Ps.	70,472	Ps.	62,047

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

As of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Note 6. Investments

As of June 30, 2019 and December 31, 2018, current investments with maturity greater than three-month period but less than twelve-month period are classified at amortized cost, and their carrying value is similar to their fair value. The following is a detail of such investments:

Fixed rate	June 30, 2019		December 31, 2018
Corporate debt securities
Acquisition cost	Ps	518		906
Accrued interest		1		4

Total fixed rate		519		910

Variable rate
Government debt securities
Acquisition cost		3,834		8,660
Accrued interest		15		28
Corporate debt securities
Acquisition cost		16,868		21,259

Accrued interest		104		67

Total variable rate		20,821		30,014

Total investments	Ps.	21,340	Ps.	30,924

Note 7. Trade Accounts Receivable, Net

As of June 30, 2019 and December 31, 2018, Company’s trade accounts receivables, net are as follows:

	June 30, 2019		December 31, 2018
Trade accounts receivables	Ps.	28,890	Ps.	30,278
Allowance for expected credit losses		(2,668)		(2,114)

	Ps.	26,222	Ps.	28,164

Note 8. Inventories

As of June 30, 2019 and December 31, 2018, Company’s inventories are Ps. 37,438 and Ps. 35,686, respectively. For the the six-month period ended June 30, 2019 and 2018, the Company recognized write-downs of its inventories for Ps. 1,198 and Ps. 2,172, respectively, to net realizable value.

Note 9. Other Current Assets and Other Current Financial Assets

As of June 30, 2019 and December 31, 2018, Company’s other current assets and other current financial assets are Ps. 4,847 and Ps. 4,298, respectively.

Note 10. Equity accounted investees

As of June 30, 2019 and December 31, 2018, Company’s equity accounted investees are as follows:

	Principal	Place of	Ownership Percentage		Carrying Value
Investee	Activity	Incorporation	2019	2018	2019	2018
Heineken (1)(2)	Beverages	The Netherlands	14.8%	14.8%	Ps.83,724	Ps.83,461
Coca-Cola FEMSA:
Joint ventures:
Compañía Panameña de Bebidas, S.A.P.I. de C.V.	Beverages	Mexico	50.0%	50.0%	1,568	1,550
Dispensadoras de Café, S.A.P.I. de C.V.	Services	Mexico	50.0%	50.0%	166	162
Fountain Agua Mineral, L.T.D.A	Beverages	Brazil	50.0%	50.0%	843	826

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

As of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Associates:
Promotora Industrial Azucarera, S.A. de C.V. (“PIASA”)	Sugar	Mexico	36.4%	36.4%		3,242		3,120
Industria Envasadora de Querétaro, S.A. de C.V. (“IEQSA”)	Canned	Mexico	26.5%	26.5%		188		179
Industria Mexicana de Reciclaje, S.A. de C.V. (“IMER”)	Recycling	Mexico	35.0%	35.0%		121		129
Jugos del Valle, S.A.P.I. de C.V.	Beverages	Mexico	28.8%	26.3%		1,580		1,571
KSP Partiçipações, L.T.D.A.	Beverages	Brazil	38.7%	31.4%		104		104
Leao Alimentos e Bebidas, L.T.D.A.	Beverages	Brazil	24.7%	24.7%		2,056		2,084
TROP Frutas do Brasil S.A. (“TROP”)	Beverages	Brazil	23.6%	23.6%		485		497
UBI 3 Participações L.T.D.A. (“ADES”)	Beverages	Brazil	26.0%	26.0%		7		7
Other investments in Coca-Cola FEMSA’s companies	Various	Various	Various	Various		257		289
Other investments (1) (3)	Various	Various	Various	Various		514		336

					Ps.	94,855	Ps.	94,315

(1)	Associate.
(2)

As of June 30, 2019 and December 31, 2018 comprised of 8.63% of Heineken, N.V. and 12.26% of Heineken Holding, N.V., which represents an economic interest of 14.76% in Heineken Group. The Company has significant influence, mainly, due to the fact that it participates in the Board of Directors of Heineken Holding, N.V. and the Supervisory Board of Heineken N.V.; and for the material transactions between the Company and Heineken Group.

(3)	Joint ventures.

On April 30, 2010, the Company acquired an economic interest of 20% of Heineken Group. Heineken’s main activities are the production, distribution and marketing of beer worldwide. The Company recognized an equity income of Ps. 3,140 and Ps. 3,109, net of taxes based on its economic interest in Heineken Group for the six-month periods ended June 30, 2019 and 2018, respectively. Summarized financial information in respect of the associate Heineken Group accounted for under the equity method is set out below.

	June 30, 2019				December 31, 2018
Amounts in millions	Peso		Euro		Peso		Euro
Total assets	Ps.	1,010,721	€.	46,227	Ps.	950,012	€.	42,151
Total liabilities		654,705		29,944		595,980		26,443
Total equity		356,016		16,283		354,032		15,708
Net income(1)	Ps.	22,598	€.	1,038	Ps.	48,287	€.	2,105

(1)

Net income includes the economic interest for six-month period ended June 30, 2019 and for the year ended December 31, 2018 were 14.8%, respectively. For the six-month period ended June 30, 2018, six-month period ended June 30, 2018 was Ps. 24,457 (€.1,932).

As of June 30, 2019 and December 31, 2018, the fair value of Company’s investment in Heineken N.V. Holding and Heineken N.V. represented by shares equivalent to 14.8% of its outstanding shares amounted to Ps. 177,913 (€. 8,137) and Ps. 145,177 (€. 6,441 million) based on quoted market prices of those dates. As of September 26, 2019, issuance date of these consolidated financial statements, fair value amounted to Ps. 183,518 (€8,526 million).

For the six-month periods ended June 30, 2019 and 2018, the Company received dividends distributions from Heineken Group, amounting to Ps. 1,832 and Ps. 1,797, respectively.

Note 11. Property, Plant and Equipment, Net

As of June 30, 2019 and December 31, 2018, Company’s property, plant and equipment, net are as follows:

	June 30, 2019		December 31, 2018
Land	Ps.	9,400	9,568
Buildings (1)		21,011	18,902
Machinery and equipment		42,771	43,344
Refrigeration equipment		9,590	8,860
Returnable bottles		5,893	6,043
Investements in fixed assets in progress		7,345	7,849
Leasehold improvements		14,379	13,629
Others		361	407

	Ps.	110,750	108,602

(1)	The item increased in related due to Company acquisitions as described above in the Note 4.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

As of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Note 12. Leases

As of June 30, 2019, Company’s right-of-use asset, is as follows:

	Real state	Other	Total
Cost as of January 1st, 2019	Ps. 49,112	1,108	50,220
Additions	2,955	83	3,038
Disposals	(250)	(5)	(255)
Remeasurements	1,053	—	1,053
Depreciation	(3,531)	(186)	(3,717)
Effects of changes in foreign exchange rates	(5)	(27)	(32)

	Ps. 49,334	973	50,307

As of June 30, 2019, Company’s lease liabilities, are as follows:

	June 30, 2019
Maturity analysis – contractual undiscounted cash flows
Less than one year	Ps.	10,112
One to five years		39,119
Five to ten years		22,274
More than ten years		11,447

Total undiscounted lease liabilities at June 30,		82,952

Lease liabilities included in the statement of financial position at June 30,		51,345

Current		5,919
Non-Current	Ps.	45,426

The interest expense for leases reported in the income statements for the six-month period ended June 30, 2019 was Ps. 1,177.

The expense relating to short-term leases and low-value assets for the six-month period ended June 30, 2019 was Ps. 1,228.

Note 13. Intangible Assets

As of June 30, 2019, and December 31, 2018, Company’s intangible assets are as follows:

	June 30, 2019		December 31, 2018
Rights to produce and distribute Coca-Cola trademark products	Ps.	87,036	87,617
Goodwill		42,994	40,530
Trademark rights		6,679	6,699
Other indefinite lived intangible assets		2,298	1,977
Technology cost and management systems		3,740	4,270
Systems in development		807	777
Alcohol licenses		1,314	1,224
Others		3,248	2,516

		Ps.148,116	145,610

For the six-month period ended June 30, 2019 and 2018, allocation for amortization expense is as follows:

	June 30, 2019		June 30, 2018
Cost of goods sold	Ps.	82	83
Administrative expenses		476	387
Selling expenses		349	329

	Ps.	907	799

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

As of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Note 14. Balances and transactions with related parties and affiliated companies

Related-Parties

For the six-month period ended June 30, 2019, significant operations with related parties by Coca-Cola FEMSA for an amount of approximately of Ps. 17,238 for the purchase of concentrate from The Coca-Cola Company; and by FEMCO – Proximity and Coca-Cola FEMSA with Heineken for an amount of approximately of Ps. 15,682 for purchases of beer from Heineken Group, mainly. Also, Coca-Cola FEMSA and FEMCO – Proximity perfomed significant operations with Jugos del Valle, S.A.P.I. de C.V. for an amount of Ps 2,110 related to juice purchases.

For the six-month period ended June 30, 2018, significant operations with related parties by Coca-Cola FEMSA for an amount of approximately of Ps. 17,978 for the purchase of concentrate from The Coca-Cola Company; and by FEMCO – Proximity and Coca-Cola FEMSA with Heineken for an amount of approximately of Ps. 15,622 for purchases of beer from Heineken Group, mainly. Also, Coca-Cola FEMSA and FEMCO – Proximity perfomed significant operations with Jugos del Valle, S.A.P.I. de C.V. for an amount of Ps 2,359 related to juice purchases.

Commitments with related parties

Related Party	Commitment	Conditions
Heineken Group	Supply	Supply of all beer products in Mexico’s OXXO stores. The contract may be renewed for five years or additional periods. At the end of the contract OXXO will not hold exclusive contract with another supplier of beer for the next 3 years. Commitment term, Jan 1st, 2010 to Jun 30, 2020.

On February 26, 2019, the Company through its subsidiary Cadena Comercial OXXO, S.A. de C.V. (“OXXO”) has signed an agreement with HEINEKEN Group (“Cervezas Cuauhtémoc Moctezuma, S.A. de C.V.”) and both companies have agreed to an extension of their existing commercial relationship with certain important changes. Under the terms of the agreement, starting in April of 2019 and following a gradual process, OXXO will also start selling the beer brands of Grupo Modelo in certain regions of Mexico, covering the entire Mexican territory by the end of 2022.

Note 15. Bank Loans and Notes Payable

As of June 30, 2019, Company’s bank loans and notes payable are as follows:

	At June 30, (1)
(in millions of Mexican pesos)	2020	2021	2022	2023	2024	2025 and Thereafter	Carrying value at June 30, 2019	Fair value at June 30, 2019	Carrying value at December 31, 2018(1)
Short-term debt:
Fixed rate debt:
Colombian pesos
Bank loans	Ps. 185	Ps. —	Ps. —	Ps. —	Ps. —	Ps. —	Ps. 185	Ps. 185	Ps. —
Interest rate	6.2%	—	—	—	—	—	6.2%	—	—
Argentine pesos
Bank loans	181	—	—	—	—	—	181	181	157
Interest rate	63.5%	—	—	—	—	—	63.5%	—	36.8%
Chilean pesos
Bank loans	1,267	—	—	—	—	—	1,241	1,267	594
Interest rate	3.2%	—	—	—	—	—	3.1%	—	3.2%
U.S. dollars
Bank loans	799	—	—	—	—	—	799	799	10
Interest rate	7.5%	—	—	—	—	—	7.5%	—	3.3%
Uruguayan pesos
Bank loans	706	—	—	—	—	—	706	706	771

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

As of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Interest rate		9.9%		—		—		—		—		—		9.9%		—		10%
Variable rate debt:
Mexican pesos
Bank loans		100		—		—		—		—		—		100		100		450
Interest rate		8.9%		—		—		—		—		—		8.9%		—		9.2%
Colombian pesos
Bank loans		583		—		—		—		—		—		583		583		454
Interest rate		5.8%		—		—		—		—		—		5.8%		—		5.6%
Argentine pesos
Bank loans		45		—		—		—		—		—		45		45		—
Interest rate		73.7%		—		—		—		—		—		73.7%		—		—

Total short-term debt	Ps.	3,866	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	3,866	Ps.	3,866	Ps.	2,436

(in millions of Mexican pesos)	2020		2021		2022	2023	2024		2025 and Thereafter		Carrying value at June 30, 2019		Fair value at June 30, 2019		Carrying value at December 31, 2018(1)
Long-term debt:
Fixed rate debt:
Euro
Senior unsecured notes		Ps. —		Ps. —	Ps. —	Ps. 21,776		Ps. —		Ps. —		Ps. 21,776		Ps. 23,115		Ps. 22,439
Interest rate		—		—		1.7%		—		—		1.7%		—		1.7%
U.S. dollars
Yankee bond		9,577		—	—	—		17,112		11,509		38,198		41,715		39,203
Interest rate		4.6%		—	—	—		3.9%		5.3%		4.5%		—		4.5%
U.S. dollars Promissory Note		4,531		—	—	—		—		—		4,531		4,531		4,652
Interest rate (1)		0.4%		—	—	—		—		—		0.4%		—		0.4%
Bank of NY (FEMSA USD 2023)		—		—	—	5,701		—		—		5,701		5,745		5,849
Interest rate (1)		—		—	—	2.9%		—		—		2.9%		—		2.9%
Bank of NY (FEMSA USD 2043)		—		—	—	—		—		13,160		13,160		14,551		13,504
Interest rate (1)		—		—	—	—		—		4.4%		4.4%		—		4.4%
Bank loans		4		398	212	210		130		—		954		954		7
Interest rate (1)		—		7.5%	7.5%	7.6%		8.0%		—		7.6%		—		3.7%
Mexican pesos
Domestic senior notes		—		2,499	—	7,496		—		8,488		18,483		17,832		18,481
Interest rate		—		8.3%	—	5.5%		—		7.9%		6.9%		—		6.9%
Bank loans		49		47	19	17		7		—		139		139		79
Interest rate		8.2%		8.3%	11.0%	11.0%		11.0%		—		9.1%		—		6.4%
Brazilian reais
Bank loans		158		94	65	55		22		21		415		415		545
Interest rate		5.8%		6.0%	6.0%	6.1%		6.5%		6.6%		6.0%		—		6.0%
Chilean pesos
Bank loans		—		34	—	—		—		—		34		34		74
Interest rate		—		3.4%	—	—		—		—		3.4%		—		3.5%
Uruguayan pesos
Bank loans		—		514	—	—		—		—		514		514		573
Interest rate		—		10.2%	—	—		—		—		10.2%		—		10.2%

Subtotal	Ps.	14,319	Ps.	3,586	Ps. 296	Ps. 35,255	Ps.	17,271	Ps.	33,178	Ps.	103,905	Ps.	109,545	Ps.	105,406

(1)	All interest rates shown in this table are weighted average contractual annual rates.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

As of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

(in millions of Mexican pesos)	2020		2021		2022		2023		2024		2025 and Thereafter		Carrying value at June 30, 2019		Fair value at June 30, 2019		Carrying value at December 31, 2018(1)
Variable rate debt:
U.S. dollars
Bank loans	Ps.	—	Ps.	—	Ps.	3,921	Ps.	—	Ps.	—	Ps.	—	Ps.	3,921	Ps.	3,921	Ps.	4,025
Interest rate (1)		—		—		3.3%		—		—		—		3.3%		—		3.3%
Mexican pesos
Domestic senior notes		—		—		1,497		—		—		—		1,497		1,353		1,497
Interest rate (1)		—		—		8.7%		—		—		—		8.7%		—		8.6%
Bank Loans		244		5,488		67		23		—		—		5,822		5,822		10,732
Interest rate (1)		9.8%		8.8%		10.0%		10.1%		10.6%		—		8.9%		—		8.6%
Brazilian reais												—
Bank loans		240		127		29		—		—		—		397		397		505
Interest rate		8.6%		9.0%		9.7%		9.4%		—		—		8.8%		—		9.5%
Notes payable		1		—		—		—		—		—		1		1		5
Interest rate		0.4%		—		—		—		—		—		0.4%		—		0.4%
Colombian pesos										—		—
Bank loans		837		16		13		3		—		—		869		869		848
Interest rate		5.5%		6.8%		6.8%		7.4%		—		—		5.6%		—		5.7%
Chilean pesos										—		—
Bank loans		853		884		492		753		—		—		2,982		2,983		3,211
Interest rate		5.3%		5.7%		4.3%		4.2%		—		—		5.0%		—		4.1%

Subtotal	Ps.	2,175	Ps.	6,515	Ps.	6,019	Ps.	779	Ps.	—	Ps.	—	Ps.	15,489	Ps.	15,346	Ps.	20,822

Total long-term debt	Ps.	16,494	Ps.	10,101	Ps.	6,315	Ps.	36,034	Ps.	17,271	Ps.	33,178	Ps.	119,394	Ps.	124,891	Ps.	126,228

Current portion of long term debt														(16,494)				(11,238)

													Ps.	102,900			Ps.	114,990

(1)	All interest rates shown in this table are weighted average contractual annual rates.
(2)

Promissory note denominated and payable in Brazilian reais; however, it is linked to the performance of the exchange rate between the Brazilian real and the U.S. dollar. As a result, the principal amount under the promissory note may be increased or reduced based on the depreciation or appreciation of the Brazilian real relative to the U.S. dollar.

For the six-month period ended June 30, 2019 and 2018, the interest expense is comprised as follows:

	June 30, 2019		June 30, 2018
Interest on debts and borrowings	Ps.	3,207	Ps.	3,231
Capitalized interest		(5)		(3)
Finance charges for employee benefits		206		175
Derivative instruments		1,216		1,384
Finance charges for leases		2,338		—
Finance operating charges		8		91

	Ps.	6,970	Ps.	4,878

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

As of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Note 16. Financial Instruments

Fair Value of Financial Instruments

The Company’s financial assets and liabilities that are measured at fair value are based on level 2 applying the income approach method, which estimates the fair value based on expected cash flows discounted to net present value. The following table summarizes the Company’s financial assets and liabilities measured at fair value, as of June 30, 2019 and December 31, 2018:

	June 30, 2019		December 31, 2018
	Level 1	Level 2	Level 1	Level 2
Derivative financial instrument (current asset)	27	770	—	735
Derivative financial instrument (non-current asset)	—	9,807	—	10,752
Derivative financial instrument (current liability)	201	352	236	147
Derivative financial instrument (non-current liability)	—	2,243	—	1,262

16.1 Total debt

The fair value of bank loans is calculated based on the discounted value of contractual cash flows whereby the discount rate is estimated using rates currently offered for debt of similar amounts and maturities, which is considered to be level 2 in the fair value hierarchy. The fair value of the Company’s publicly traded debt is based on quoted market prices as of of June 30, 2019 and December 31, 2018, which is considered to be level 1 in the fair value hierarchy.

	June 30, 2019		December 31, 2018
Carrying value	Ps.	123,260	Ps.	128,664
Fair value		128,757		128,741

16.2 Interest rate swaps

The Company uses interest rate swaps to offset the interest rate risk associated with its borrowings, pursuant to which it pays amounts based on a fixed rate and receives amounts based on a floating rate. These instruments have been designated as cash flow hedges and are recognized in the consolidated statement of financial position at their estimated fair value. The fair value is estimated using formal technical models. The valuation method involves discounting to present value the expected cash flows of interest, calculated from the rate curve of the cash flow currency, and expresses the net result in the reporting currency. Changes in fair value are recorded in cumulative other comprehensive income, net of taxes until such time as the hedged amount is recorded in the consolidated income statements.

As of June 30, 2019, the Company has the following outstanding interest rate swap agreements:

Maturity Date	Notional Amount	Fair Value Liability June 30, 2019		Fair Value Asset June 30, 2019
2019	Ps. 3,908	Ps.	(31)	Ps.—
2020	4,440		(151)	—
2021	4,411		(236)	—
2022	538		(22)	—
2023	13,095		(79)	546

As of December 31, 2018, the Company has the following outstanding interest rate swap agreements:

Maturity Date	Notional Amount		Fair Value Liability December 31, 2018		Fair Value Asset December 31, 2018
2019	Ps.	4,032	Ps.	(49)	Ps.	—
2020		4,559		(112)		—
2021		4,548		(151)		—
2022		617		(18)		—
2023		13,101		(49)		1,143

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

As of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

The net effect of expired contracts treated as hedges are recognized as interest expense within the consolidated income statements.

16.3 Forward agreements to purchase foreign currency

The Company has entered into forward agreements to reduce its exposure to the risk of exchange rate fluctuations between the Mexican peso and other currencies. Foreign exchange forward contracts measured at fair value are designated hedging instruments in cash flow hedges of forecast inflows in Euros and forecast purchases of raw materials in U.S. dollars. These forecast transactions are highly probable.

These instruments have been designated as cash flow hedges and are recognized in the condensed consolidated statement of financial position at their estimated fair value which is determined based on prevailing market exchange rates to terminate the contracts at the end of the period. The price agreed in the instrument is compared to the current price of the market forward currency and is discounted to present value of the rate curve of the relevant currency. Changes in the fair value of these forwards are recorded as part of cumulative other comprehensive income, net of taxes. Net gain/loss on expired contracts is recognized as part of cost of goods sold when the raw material is included in sale transaction, and as a part of foreign exchange when the inflow in Euros are received.

As of June 30, 2019, the Company had the following outstanding forward agreements to purchase foreign currency:

Maturity Date	Notional Amount		Fair Value Liability June 30, 2019		Fair Value Asset June 30, 2019
2019	Ps.	6,479	Ps.	(80)	Ps.	28
2020		1,209		—		1

As of December 31, 2018, the Company had the following outstanding forward agreements to purchase foreign currency:

Maturity Date	Notional Amount		Fair Value Liability December 31, 2018		Fair Value Asset December 31, 2018
2019	Ps.	5,808	Ps.	(65)	Ps.	133

16.4 Options to purchase foreign currency

The Company has executed call option and collar strategies to reduce its exposure to the risk of exchange rate fluctuations. A call option is an instrument that limits the loss in case of foreign currency depreciation. A collar is a strategy that combines call and put options, limiting the exposure to the risk of exchange rate fluctuations in a similar way as a forward agreement.

These instruments have been designated as cash flow hedges and are recognized in the condensed consolidated statement of financial position at their estimated fair value which is determined based on prevailing market exchange rates to terminate the contracts at the end of the period. Changes in the fair value of these options, corresponding to the intrinsic value, are initially recorded as part of “cumulative other comprehensive income”. Changes in the fair value, corresponding to the extrinsic value, are recorded in the condensed consolidated income statements under the caption “market value gain/ (loss) on financial instruments,” as part of the consolidated net income. Net gain/(loss) on expired contracts including the net premium paid, is recognized as part of cost of goods sold when the hedged item is recorded in the consolidated income statements.

As of June 30, 2019, the Company paid a net premium of Ps. 23 million for the following outstanding collar options to purchase foreign currency:

Maturity Date	Notional Amount		Fair Value Asset June 30, 2019		Fair Value Asset June 30, 2019
2019	Ps.	813	Ps.	(19)	Ps.	4
2020		907		(20)		8

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

As of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

At December 31, 2018, the Company paid a net premium of Ps. 43 million for the following outstanding collar options to purchase foreign currency:

Maturity Date	Notional Amount		Fair Value Liability December 31, 2018		Fair Value Asset December 31, 2018
2019	Ps.	1,734	Ps.	(33)	Ps.	57

16.5 Cross-currency swaps

The Company has contracted for a number of cross-currency swaps to reduce its exposure to risks of exchange rate and interest rate fluctuations associated with its borrowings denominated in U.S. dollars and other foreign currencies. Cross-Currency swaps contracts are designated as hedging instruments through which the Company changes the debt profile to its functional currency to reduce exchange exposure.

These instruments are recognized in the consolidated statement of financial position at their estimated fair value which is estimated using formal technical models. The valuation method involves discounting to present value the expected cash flows of interest, calculated from the rate curve of the cash foreign currency, and expresses the net result in the reporting currency. These contracts are designated as financial instruments at fair value through profit or loss. The fair values changes related to those cross-currency swaps are recorded under the caption “market value gain (loss) on financial instruments,” net of changes related to the long-term liability, within the condensed consolidated income statements.

The Company has cross-currency contracts designated as cash flow hedges and are recognized in the condensed consolidated statement of financial position at their estimated fair value. Changes in fair value are recorded in cumulative other comprehensive income, net of taxes until such time as the hedge amount is recorded in the consolidated income statement.

At June 30, 2019, the Company had the following outstanding cross – currency swap agreements:

Maturity Date	Notional Amount		Fair Value Liability June 30, 2019		Fair Value Asset June 30, 2019
2019	Ps.	4,615	Ps.	—	Ps.	502
2020		17,569		(289)		554
2021		4,659		—		578
2022		391		(7)		1
2023		23,654		(783)		7,461
2024		695		(39)		—
2026		803		(167)		—
2027		6,709		(401)		—
2029		1,527		—		18
2043		8,869		—		601

As of December 31, 2018, the Company had the following outstanding cross – currency swap agreements:

Maturity Date	Notional Amount		Fair Value Liability December 30, 2018		Fair Value Asset December 31, 2018
2019	Ps.	4,738	Ps.	—	Ps.	502
2020		18,126		(378)		1,015
2021		4,774		—		615
2023		396		(7)		—
2026		23,948		(396)		7,818
2027		813		(154)		—
2028		6,889		(42)		202

16.6 Commodity price contracts

The Company has entered into various commodity price contracts to reduce its exposure to the risk of fluctuation in the costs of certain raw material. The fair value is estimated based on the market valuations to terminate the contracts at the end of the period. These instruments are designated as Cash Flow Hedges and the changes in the fair value are recorded as part of “cumulative other comprehensive income.”

The fair value of expired commodity price contract was recorded in cost of goods sold when the hedged item was recorded also in cost of goods sold.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

As of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

As of June 30, 2019, Coca-Cola FEMSA had the following sugar price contracts:

Maturity Date	Notional Amount		Fair Value Asset June 30, 2019
2019	Ps.	971	Ps.	(33)
2020		209		13

As of December 31, 2018, Coca-Cola FEMSA had the following sugar price contracts:

Maturity Date	Notional Amount		Fair Value Asset December 31, 2018
2019	Ps.	1,223	Ps.	(88)

As of June 30, 2019, Coca-Cola FEMSA had the following aluminum price contracts:

Maturity Date	Notional Amount		Fair Value Asset June 30, 2019
2019	Ps.	398	Ps.	(24)
2020		39		(1)

As of December 31, 2018, Coca-Cola FEMSA had the following aluminum price contracts:

Maturity Date	Notional Amount		Fair Value Asset December 31, 2018
2019	Ps.	265	Ps.	(17)

As of June 30, 2019, Coca-Cola FEMSA had the following PX+MEG contracts:

Maturity Date	Notional Amount		Fair Value Liability June 30, 2019
2019	Ps.	651	Ps.	(110)
2020		165		(28)

As of December 31, 2018, Coca-Cola FEMSA had the following PX+MEG contracts:

Maturity Date	Notional Amount		Fair Value Asset December 31, 2018
2019	Ps.	1,303	Ps.	(131)

16.7 Option embedded in the Promissory Note to fund the Vonpar’s acquisition

As disclosed in Note 4.1.3, on December 6, 2016, as part of the purchase price paid for the Coca-Cola FEMSA’s acquisition of Vonpar, Spal issued and delivered a three-year promissory note to the sellers, for a total amount of 1,166 million Brazilian reais. On November 14, 2018 Coca-Cola FEMSA prepaid an amount for 393 million of Brazilian real (Ps. 2,079) and the amount left as of December 31, 2018 is 916 million of Brazilian reais (approximately Ps. 4,652). The promissory note bears interest at an annual rate of 0.375% and is denominated and payable in Brazilian reais. The promissory note is linked to the performance of the exchange rate between the Brazilian real and the U.S. dollar. As a result, the principal amount under the promissory note may be increased or reduced based on the depreciation or appreciation of the Brazilian real relative to the U.S. dollar. The holders of the promissory note have an option, that may be exercised prior to the scheduled maturity of the promissory note, to capitalize the Mexican peso amount equivalent to the amount payable under the promissory note into a recently incorporated Mexican company which would then be merged into the Coca-Cola FEMSA in exchange for Series L shares at a strike price of Ps. 178.5 per share. Such capitalization and issuance of new Series L shares is subject to Coca-Cola FEMSA having a sufficient number of Series L shares available for issuance.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

As of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Coca-Cola FEMSA uses Black & Scholes valuation technique to measure the call option at fair value. The call option had an estimated fair value of Ps. 343 million at inception of the option and Ps. 14 million as of June 30, 2019 and December 31, 2017, respectively. The estimated fair value as of December 31, 2018 was barely close to zero. The option is recorded as part of the Promissory Note disclosed in Note 18.

Coca-Cola FEMSA estimates that the call option is “out of the money” as of June 30, 2019 and December 31, 2018 by approximately 49.9%% and 49.8% or U.S. $81 million and U.S. $111 million with respect to the strike price.

Note 17. Non-Controlling Interest in Consolidated Subsidiaries

An analysis of FEMSA’s non-controlling interest in its consolidated subsidiaries for the six-month period ended as of June 30, 2019 and the year ended December 31, 2018 is as follows:

	June 30, 2019		December 31, 2018
Coca-Cola FEMSA	Ps.	72,482	Ps.	73,776
Other		4,776		4,713

	Ps.	77,258	Ps.	78,489

Note 18. Dividends

At an ordinary shareholders’ meeting of Coca-Cola FEMSA held on March 14, 2019, the shareholders approved a dividend of Ps. 7,437 that was paid 50% on May 3, 2019 and other 50% to be paid on November 1st, 2019. The corresponding payment to the non-controlling interest was Ps. 3,925.

For the six-month period ended June 30, 2019 and the year ended December 31, 2018, the dividends declared and paid by the Company and Coca-Cola FEMSA were as follows:

	June 30, 2019		December 31, 2018
FEMSA	Ps.	4,846	Ps.	9,220
Coca-Cola FEMSA (100% of dividend)		3,718		7,038

For the six-month period ended June 30, 2019 and the year ended December 31, 2018, the dividends declared and paid per share by the Company are as follows:

Series of shares	June 30, 2019		December 31, 2018
“B”	Ps.	0.48333	Ps.	0.45980
“D”		0.60417		0.57480

Note 19. Earnings per Share

Basic earnings per share amounts are calculated by dividing consolidated net income for the year attributable to controlling interest by the weighted average number of shares outstanding during the period adjusted for the weighted average of own shares purchased in the period.

Diluted earnings per share amounts are calculated by dividing consolidated net income for the year attributable to controlling interest by the weighted average number of shares outstanding during the period adjusted for the effects of dilutive potential shares (originated by the Company’s share-based payment program).

	June 30, 2019		June 30, 2018
	Per Series “B” Shares	Per Series “D” Shares	Per Series “B” Shares	Per Series “D” Shares
(in millions of shares)
Weighted average number of shares for basic earnings per share	9,244	8,635	9,244	8,634
Effect of dilution associated with non-vested shares for share based payment plans	2	9	3	11

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

As of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	June 30, 2019				June 30, 2018
	Per Series “B” Shares		Per Series “D” Shares		Per Series “B” Shares		Per Series “D” Shares
Weighted average number of shares adjusted for the effect of dilution (Shares outstanding)		9,246		8,645		9,246		8,645
Dividend rights per series		1.00		1.25		1.00		1.25

Weighted average number of shares further adjusted to reflect dividend rights
Basic earnings per share from continuing operations		0.43		0.54		0.48		0.61

Basic earnings per share from discontinued operations		—		—		0.01		0.01

Diluted earnings per share from continuing operations		0.43		0.54		0.48		0.61

Diluted earnings per share from discontinued operations		—		—		0.01		0.01

Allocation of earnings, weighted		46.11		53.89		46.11		53.89

Net controlling interest income allocated from continuing operations	Ps.	3,984	Ps.	4,655	Ps.	4,481	Ps.	5,237

Net controlling interest income allocated from discontinued operations	Ps.	—	Ps.	—	Ps.	61	Ps.	71

Note 20. Income Taxes

On January 1st, 2019, the Mexican government eliminated the right to offset any tax credit against any payable tax (general offset or compensación universal). As of such date, the right to offset any tax credit will be against taxes of the same nature and payable by the same person (not being able to offset tax credits against taxes payable by third parties).

On January 1st, 2019, a new tax reform became effective in Colombia. This reform reduced the income tax rate from 33.0% to 32.0% for 2020, to 31.0% for 2021 and to 30.0% for 2022. The minimum assumed income tax (renta presuntiva sobre el patrimonio) was also reduced from 3.5% to 1.5% for 2019 and 2020, and to null for 2021. In addition, the capitalization ratio was adjusted from 3:1 to 2:1 for operations with related parties only. For the companies located in the free trade zone, the value-added tax will be calculated based on the cost of production instead of the cost of the imported raw materials (therefore, we will be able to credit the value added-tax on goods and services against the value added-tax on the sales price of our products). The municipality sales tax will be 50.0% credited against payable income tax for 2019 and 100.0% credited for 2020. Finally, the value-added tax paid on acquired fixed assets will be credited against income tax or the minimum assumed income tax.

The Tax Reform increases the dividend tax on distributions to foreign nonresidents entities and individuals from 5% to 7.5%. In addition, the tax reform establishes a 7.5% dividend tax on distributions between Colombian companies. The tax will be charged only on the first distribution of dividends between Colombian entities and may be credited against the dividend tax due once the ultimate Colombian company makes a distribution to its shareholders nonresident shareholders (individuals or entities) or to Colombian individual residents.

On January 1st, 2019 a tax reform became effective in Costa Rica. This reform will allow that tax on sales not only be applied to the first sale, but also to be applied and transferred at each sale; therefore, the tax credits on tax on sales will be recorded not only on goods related to production and on administrative services, but on a greater number of goods and services. Value-added tax on services provided within Costa Rica will be charged at tax rate of 13.0% if provided by local suppliers or withheld at the same rate if provided by foreign suppliers. Although a territorial principle is still applicable in Costa Rica for operations abroad, a tax rate of 15.0% has been imposed on capital gains from the sale of assets located in Costa Rica. New income tax withholding rates were imposed on salaries and compensations of employees, at the rates of 15% to 25% (which will be applicable depending on the employee’s salary), respectively. Finally, the thin capitalization rules were adjusted to provide that the interest expenses (generated with non-members of the financial system) that exceed 20.0% of the company’s EBITDA will not be deductible for tax purposes.

On January 1st, 2018, a tax reform became effective in Argentina. This reform reduced the income tax rate from 35.0% to 30.0% for 2018 and 2019, and then to 25.0% for the following years. In addition, such reform imposed a new tax on dividends paid to nonresident stockholders and resident individuals at a rate of 7.0% for 2018 and 2019, and then to 13.0% for the following years. For sales taxes in the province of Buenos Aires, the tax rate decreased from 1.75% to 1.5% in 2018; however, in the City of Buenos Aires, the tax rate increased from 1.0% to 2.0% in 2018, and will be reduced to 1.5% in 2019, 1.0% in 2020, 0.5% in 2021 and null in 2022.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

As of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

In addition, the excise tax on concentrate in Brazil was reduced from 20.0% to 4.0% from September 1, 2018 to December 31, 2018. Temporarily the excise tax rate on concentrate increased from 4.0% to 12.0% from January 1st, 2019 to June 30, 2019, then it will be reduced to 8.0% from July 1, 2019 to January 1st, 2020. On January 1st, 2020 the excise tax rate will be reduced back to 4.0%.

For the six-month period ended June 30, 2019 and 2018, the major components of income tax expense are:

	June 30, 2019		June 30 ,2018
Current tax expense	Ps.	5,059	Ps.	5,159
Deferred tax expense:		(950)		(338)

	Ps.	4,109	Ps.	4,821

Note 21. Other Liabilities, Provisions and Contingencies

As of June 30, 2019 and December 31, 2018, Company’s provisions, other non-current liabilities and other current and non-current financial liabilities are Ps. 32,676 and Ps. 22,693, respectively.

In respect to contingencies, the Company has various loss contingencies and has recorded reserves as other liabilities for those legal proceedings for which it believes an unfavorable resolution is probable. Most of these contingencies are the result of the Company’s business acquisitions. The following table presents the nature and amount of the contingencies recorded as of June 30, 2019 and December 31, 2018:

	June 30, 2019		December 31,2018
Indirect taxes	Ps.	5,403	Ps.	5,421
Labor		1,192		2,601
Legal		3,161		1,906

Total	Ps.	9,756	Ps.	9,928

While provision for all claims has already been made, the actual outcome of the disputes and the timing of the resolution cannot be estimated by the Company at this time.

The Company has entered into several proceedings with its labor unions, tax authorities and other parties that primarily involve Coca-Cola FEMSA and its subsidiaries. These proceedings have resulted in the ordinary course of business and are common to the industry in which the Company operates. The aggregate amount being claimed against the Company resulting from such proceedings as of June 30, 2019 is Ps. 54,590. Such contingencies were classified by legal counsel as less than probable but more than remote of being settled against the Company. However, the Company believes that the ultimate resolution of such several proceedings will not have a material effect on its consolidated financial position or result of operations.

Included in this amount Coca-Cola FEMSA has tax contingencies, most of which are related to its Brazilian operations, amounting to approximately Ps. 52,371, with loss expectations assessed by management and supported by the analysis of legal counsel consider as possible. Among these possible contingencies, are Ps. 10,399 in various tax disputes related primarily to credits for ICMS (“VAT”) and Ps. 34,977 related to tax credits of “IPI” over raw materials acquired from Free Trade Zone Manaus. Possible claims also include Ps. 3,671 related to compensation of federal taxes not approved by the IRS (Tax authorities) and Ps. 3,324 related to the requirement by the Tax Authorities of State of São Paulo for ICMS (“VAT”), interest and penalty due to the alleged underpayment of tax arrears for the period 1994-1996. Coca-Cola FEMSA is defending its position in these matters and final decision is pending in court. In addition, the Company has Ps. 9,531 in unsettled indirect tax contingencies regarding indemnification accorded with Heineken Group over FEMSA Cerveza. These matters are related to different Brazilian federal taxes which are pending final decision.

In recent years in its Mexican and Brazilian territories, Coca-Cola FEMSA has been requested to present certain information regarding possible monopolistic practices. These requests are commonly generated in the ordinary course of business in the soft drink industry where this subsidiary operates. The Company does not expect any material liability to arise from these contingencies.

As is customary in Brazil, Coca-Cola FEMSA has been required by the tax authorities there to collateralize tax contingencies currently in litigation amounting to Ps. 9,531 and Ps. 7,739, as of June 30, 2019 and December 31, 2018, respectively, by pledging fixed assets and entering into available lines of credit covering the contingencies.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

As of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Note 22. Explanation of the seasonality or cyclical nature of intermediate operations

The Company’s operation results are subject to seasonality. In general, business units net sales increases during summer and winter seassons during holidays. In Mexico, Central America and Colombia, the Company reaches highest’s net sales levels during summer from April to August, as well as in December due to holidays. In Brazil, Uruguay and Argentina, highest’s net sales levels occur during summer from October to March and in December. In Chile, highest’s net sales are in December, in contrast to January and February, in which net sales decrease due to holidays. Our operational results reflects seasonality, but includes also, among others, economic conditions and weather. Due to above mentioned, the Company’ quaterly operation results can be neither consider as an isolate indicator of the full year results nor historical operation results as an isolate indicator of the forecast results. For the six-month period ended June 30, 2019 and 2018, there are not significant impacts on the Company’s operations results due to seasonality.

Note 23. Information by Segment

The information by segment is presented considering the Company’s business units (as defined in Note 1) based on its products and services, which is consistent with the internal reporting presented to the Chief Operating Decision Maker. A segment is a component of the Company that engages in business activities from which it earns revenues, and incurs the related costs and expenses, including revenues, costs and expenses that relate to transactions with any of Company’s other components. All segments’ operating results are reviewed regularly by the Chief Operating Decision Maker, which makes decisions about the resources that would be allocated to the segment and to assess its performance, and for which financial information is available.

In 2018, FEMSA made a change to the disclosure related to the businesses segments formerly named as FEMSA Comercio’s “Retail Division” by removing those operations that are not directly related to Proximity store business, including restaurant and discount retail units, from this segment. The business segment is now named the FEMCO – “Proximity Division” and will only include Proximity and Proximity-related operations, most of which operate today under the OXXO brand across markets. The removed operations are included in “Other.”

Inter-segment transfers or transactions are entered into and presented under accounting policies of each segment, which are the same to those applied by the Company. Intercompany operations are eliminated and presented within the consolidation adjustment column included in the tables below. Selected information of the condensed consolidated statements of operations by geographic operating segment for the six-month period ended as of June 30, 2019 and 2018 is as follows:

a) By Business Unit:

2019	Coca-Cola FEMSA		FEMCO – Proximity Division		FEMCO – Health Division		FEMCO – Fuel Division		Heineken Investment		Other (1)		Consolidation Adjustments		Consolidated
Total revenues	Ps.	94,444	Ps.	88,440	Ps.	28,004	Ps.	23,268	Ps.	—	Ps.	20,149	Ps.	(9,934)	Ps.	244,371
Intercompany revenue		2,697		157		—		7		—		7,073		(9,934)		—
Gross profit		43,095		34,636		8,202		2,324		—		4,965		(2,430)		90,792
Administrative expenses		—		—		—		—		—		—		—		9,519
Selling expenses		—		—		—		—		—		—		—		58,992
Other income		—		—		—		—		—		—		—		935
Other expenses		—		—		—		—		—		—		—		2,454
Interest expense		3,475		2,706		578		593		—		1,188		(1,570)		6,970
Interest income		551		171		8		64		4		2,253		(1,523)		1,528
Other net finance income (3)		—		—		—		—		—		—		—		(1,897)
Income before income taxes and share of the profit of equity accounted investees		8,939		4,824		420		94		1		(1,035)		180		13,423
Income taxes		2,519		40		65		33		(493)		1,945		—		4,109
Share of the profit of equity accounted investees, net of tax		(64)		(22)		—		—		3,138		—		—		3,052

Net income from continuing operations		—		—		—		—		—		—		—		12,366

Net income from discontinued operations		—		—		—		—		—		—		—		—

Non-cash items other than depreciation and amortization (2)		360		159		9		72		—		494		—		1,094

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

As of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Investments in equity accounted investees	10,618	252	—	—	83,724	261	—	94,855
Total assets	259,728	109,392	53,694	16,092	85,674	158,582	(51,149)	632,013
Total liabilities	130,538	90,709	40,948	15,154	3,297	70,887	(51,242)	300,291
Investments in fixed assets (4)	3,961	4,505	595	244	—	998	(83)	10,220

(1)	Includes other companies and corporate (see Note 1).
(2)	Includes bottle breakage.
(3)	Includes foreign exchange loss, net; gain on monetary position for subsidiaries in hyperinflationary economies; and market value loss on financial instruments.
(4)	Includes acquisitions and disposals of property, plant and equipment, intangible assets and other long-lived assets.

2018	Coca-Cola FEMSA		FEMCO – Proximity Division		FEMCO – Health Division		FEMCO – Fuel Division		Heineken Investment		Other (1)		Consolidation Adjustments		Consolidated
Total revenues	Ps.	88,692	Ps.	80,134	Ps.	25,834	Ps.	22,104	Ps.		Ps.	20,443	Ps.	(10,268)	Ps.	226,939
Intercompany revenue		2,456		117		—		—		—		7,695		(10,268)
Gross profit		41,073		29,569		7,789		1,803		—		5,158		(2,105)		83,287
Administrative expenses		—		—		—		—		—		—		—		8,513
Selling expenses		—		—		—		—		—		—		—		55,299
Other income		—		—		—		—		—		—		—		605
Other expenses		—		—		—		—		—		—		—		1,867
Interest expense		3,688		833		396		101		—		1,051		(1,191)		4,878
Interest income		426		176		58		128		4		1,653		(1,191)		1,254
Other net finance expenses (3)		—		—		—		—		—		—		—		375
Income before income taxes and share of the profit of equity accounted investees		8,175		4,987		573		244		—		960		24		14,963
Income taxes		2,499		139		363		73		1		1,746		—		4,821
Share of the profit of equity accounted investees, net of tax		(110)		(12)		—		—		3,120		1		—		2,999

Net income from continuing operations		—		—		—		—		—		—		—		13,141

Net income from discontinued operations		—		—		—		—		—		—		—		166

Consolidated net income		—		—		—		—		—		—		—		13,307

Depreciation and a amortization		4,802		2,324		494		71		—		396		—		8,087
Non-cash items other than depreciation and amortization		372		177		9		6				72		—		636

Investments in equity accounted investees (5)		10,518		84		—		—		83,461		252		—		94,315
Total assets (5)		263,787		75,146		35,881		7,015		86,340		150,674		(42,462)		576,381
Total liabilities (5)		132,037		56,468		23,357		6,142		4,054		61,340		(42,559)		240,839
Investments in fixed assets (4)		11,069		9,441		1,162		520		—		2,391		(317)		24,266

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

As of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

(1)	Includes other companies and corporate (see Note 1).
(2)	Includes bottle breakage.
(3)	Includes foreign exchange gain, net; gain on monetary position for subsidiaries in hyperinflationary economies; and market value loss on financial instruments.
(4)	Includes acquisitions and disposals of property, plant and equipment, intangible assets and other long-lived assets.
(5)	As of December 31, 2018

b)	By Geographic Area:

The Company aggregates geographic areas into the following for the purposes of its consolidated financial statements: (i) Mexico and Central America division (comprising the following countries: Mexico, Guatemala, Nicaragua, Costa Rica and Panama) and (ii) the South America division (comprising the following countries: Brazil, Argentina, Colombia, Chile, Ecuador, Peru and Uruguay). (iii) Europe (comprised of the Company’s equity method investment in Heineken Group). For further information related with aggregates geographic areas see Note 24.2 Disaggregation of revenue.

Geographic disclosure for the Company non-current assets is as follow:

	June 30, 2019		December 31, 2018
Mexico and Central America (1)	Ps.	233,686	Ps.	195,310
South America (2)		137,247		120,003
Europe		83,724		83,461

Consolidated	Ps.	454,657	Ps.	398,774

(1)	Domestic (Mexico only) non-current assets were Ps. 228,201 and Ps. 185,857, as of June 30, 2019 and December 31, 2018, respectively.
(2)

South America non-current assets includes Brazil, Argentina, Colombia, Chile and Uruguay. Brazilian non-current assets were Ps. 76.921 and Ps. 76,869, as of June 30, 2019 and December 31, 2018, respectively. Colombia non-current assets were Ps. 17,227 and Ps. 16,664, as of June 30, 2019 and December 31, 2018, respectively. Argentina non-current assets were Ps. 4,808 and Ps. 4,538, as of June 30, 2019 and December 31, 2018, respectively. Chile non-current assets were Ps. 33,248 and Ps. 16,787, as of June 30, 2019 and December 31, 2018, respectively. Uruguay non-current assets were Ps. 5,012 and Ps. 5,145, as of June 30, 2019 and December 31, 2018, respectively.

Note 24. Revenues

24.1	Nature of goods sold and services

The information sets below described the core activities of the business units from which the Company generates its revenues. According to IFRS 15, Revenue from Contracts with Customers, the performance obligation for the Company’s business units are satisfied in a point in time that the control of good and services are totally transferred to the customers. For detail information about business segments, see Note 23.

Segment	Product or Service	Nature, timing to fulfill the performance obligation and significant payment terms
Coca-Cola FEMSA	Beverages sales

Includes the delivery of beverages to customers and wholesalers. The transaction prices are assigned to each product on sale based on its own sale price separately, net of promotions and discounts. The performance obligation is satisfied at the point in time the product on sale is delivered to the customer.

Services revenues

Includes the rendering of manufacturing services, logistic and administrative services. The transaction prices are assigned to each product on sale based on its own sale price if sold separately. The performance obligation is satisfied at the point in time the product on sale is delivered to the customer.

FEMCO – Proximity Division	Products sales

Operates the largest chain of small-format stores in Mexico and Latin America including as some of its principal products as beers, cigarettes, sodas, other beverages and snacks. The performance obligation is satisfied at the time of the sale or at the moment the control of the product is transferred and the payment is made by the customer.

	Commercial revenues	Includes mainly the commercialization of spaces within stores, and revenues related to promotions and financial services. The performance obligation is satisfied at the point in time the service is render to the customer.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

As of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

FEMCO – Health Division	Product sales

The core products include patent and generic formulas of medicines, beauty products, medical supplements, housing and personnel care products. The performance obligation is satisfied at the point in time of the sale or at the moment the control of the product is transferred to the customer.

Services revenues

Rending of services adding value as financial institutions, medical consultation and some financial services. The performance obligation is satisfied at the point in time of the rendering or the control is transferred to the customer.

FEMCO – Fuel Division	Services revenues

The core products are sold in the retail service stations as fuels, diesel, motor oils and other car care products. The performance obligation is satisfied at the point in time on sale and/or the control is transferred to the customer.

Others	Integral logistic services

Rendering a wide range of logistic services and maintenance of vehicles to subsidiaries and customers. The operations are on a daily, monthly or based upon the customer request. The revenue is recognized progressively during the time the service is rendered in a period no greater than a month.

	Production and sale of commercial refrigeration, plastic solutions and sale of equipment for food processing.	Involves the production, commercialization of refrigerators including its delivery and installation and offering of integral maintenance services at the point of sale. Design, manufacturing and recycling of plastic products. In addition, it includes the sale of equipment for food processing, storage and weighing. The revenue recognition is performed at the time in which the corresponding installation is concluded. The recognition of other business lines is performed at the point of sale or at the time the control of the product is transferred to the customer.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

As of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

24.2 Disaggregation of revenue

The information sets below described the disaggregation of revenue by geographic area, business unit and products and services categories in which the Company operates. The timing in which the revenues is recognized by the business units in the Company, is the point in the time in which control of goods and services is transferred in its entirely to the customer. For the six-month period ended June 30, 2019 and 2018, the disaggregation of revenue by geographic area, business unit and products and services categories is described below:

	Coca-Cola FEMSA		FEMCO – Proximity Division		FEMCO – Health Division		FEMCO – Fuel Division		Other Segments		Total
	2019	2018(1)	2019	2018(1)	2019	2018(1)	2019	2018(1)	2019	2018(1)	2019	2018(1)
By geographic areas:
Mexico and Central America (2)	Ps. 53,830	48,670	87,524	79,461	4,075	3,850	23,268	22,104	15,184	15,453	183,881	169,538
South America (3)	40,614	40,022	916	673	23,929	21,984	—	—	4,946	4,978	70,405	67,657
Venezuela	—	—	—	—	—	—	—	—	19	12	19	12
Total revenues	94,444	88,692	88,440	80,134	28,004	25,835	23,268	22,104	20,149	20,443	254,305	237,207
Consolidation adjustments	2,697	2,456	157	117	—	—	7	—	7,073	7,695	9,934	10,268
Consolidated revenues	91,747	86,236	88,283	80,017	28,004	25,835	23,261	22,104	13,076	12,747	244,371	226,939
By products and/or services
Products sold in the point-of-sale	Ps. 94,444	88,692	88,440	80,134	28,004	25,835	23,268	22,104	6,397	6,650	240,553	223,414
Services revenues	—	—	—	—	—	—	—	—	13,752	13,793	13,752	13,793
Consolidation adjustments	2,697	2,456	157	117	—	—	7	—	7,073	7,695	9,934	10,268
Consolidated revenues	91,747	86,236	88,283	80,017	28,004	25,834	23,261	22,104	13,076	12,748	244,371	226,939

(1)

For IFRS 15 adoption purposes, the Company applies the modified retrospective method in which no comparative information is restated for previous periods. The Company recognized no adjustment as a result of adopting IFRS 15.

(2)

Central America includes Guatemala, Nicaragua, Costa Rica and Panama. Domestic (Mexico only) revenues were Ps. 167,754 and Ps. 153,386 for the six-month period ended June 30, 2019 and 2018, respectively.

(3)

South America includes Brazil, Argentina, Colombia, Chile, Uruguay and Venezuela, although Venezuela is shown separately above. South America revenues include Brazilian revenues of Ps. 31,513and Ps. 30,018 for the six-month period ended June 30, 2019 and 2018, respectively. South America revenues include Colombia revenues of Ps. 7,883 and Ps. 8,355 for the six-month period ended June 30, 2019 and 2018, respectively. South America revenues include Argentina revenues of Ps. 3,851 and Ps. 5,780 for the six-month period ended June 30, 2019 and 2018, respectively. South America revenues include Chile revenues of Ps. 24,444 and Ps. 22,339 for the six-month period ended June 30, 2019 and 2018, respectively. South America revenues include Uruguay revenue of Ps. 1,653 for the six-month period ended June 30, 2019.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

As of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

24.3 Contract Balances

As of June 30, 2019, no significant cost was identified incurred to obtain or accomplished a contract that might be capitalized as assets. No significant contacts have been entered into for which the Company has not performed all the obligations as well as additional costs associate to it.

24.4 Transaction price assigned to remaining performance obligations

No performance obligations were identified in customer contracts that are not included in the transaction price, as a result of identified variable considerations per each business unit are part of the transaction price through be consider highly probable that not occurs a significant reversion of the revenue amount.

Note 25. Subsequent Events

On August 6, 2019 was announced an agreement to enter into a 50-50 Joint Venture with Raĺzen. Through this agreement, FEMSA Comercio is expected to acquire a 50% interest in Raĺzen Conveniências. The full Enterprise Value of Raĺzen Conveniências for the purpose of this transaction is R$1,122 Million, free of any debt or cash, and FEMSA Comercio’s 50% interest is therefore valued at R$561 Million. The transaction is subject to customary regulatory approvals.

On September 26, 2019, the Company has signed a non-binding Memorandum of Understanding (“MOU”) to acquire a minority stake in privately-held Jetro Restaurant Depot (“JRD”) for an amount of US$750 million. JRD is a leader in the wholesale business-to-business cash and carry retail foodservice segment in the United States. JRD currently operates over 130 stores across the United States under the Jetro Cash and Carry and Restaurant Depot. The transaction is subject to the execution of definitive agreements, which is expected to occur in October of 2019, and to customary regulatory approvals, which are expected to be obtained in the fourth quarter of 2019.